UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

ION MEDIA NETWORKS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

46205A103
(CUSIP Number)

Matthew B. Hinerfeld Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 (312) 395-3167
(Name, address and telephone numbers of person authorized to receive notices and communications)

January 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46205A103	Page 2 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CIG Media LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 674,030,903[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 674,030,903[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0%[2]
14	TYPE OF REPORTING PERSON OO

1      All capitalized terms used but not otherwise defined in the footnotes to these cover pages shall have the meanings given to them in the Master Transaction Agreement.  The aggregate number of Shares that the Reporting Persons may be deemed to beneficially own is the sum of the following: (i) 60,220,578 Shares beneficially owned by the Reporting Persons; (ii) 8,311,639 Shares that would be issued to the Reporting Persons upon conversion of the 8,311,639 shares of Class B Common Stock beneficially owned by the Purchaser; (iii) 164,080,068 Shares that would be issued to the Reporting Persons upon conversion of $123,060,051 of the Company's Series B Convertible Subordinated Debt beneficially owned by the Purchaser; (iv) 100,000,000 Shares that would be issued to the Purchaser upon exercise of the Warrant; (v) 224,719,101 Shares that would be issued to the Reporting Persons upon conversion of the $200,000,000 stated liquidation value of Series E-2 Convertible Preferred that the Reporting Persons received pursuant to Section 10.11 of the Master Transaction Agreement; and (vi) 116,699,517 Shares that would be issued to the Purchaser upon conversion of the $87,524,638 aggregate stated liquidation preference of Series C Convertible Preferred that the Purchaser is entitled to receive upon exchange of its $87,524,638 aggregate stated liquidation preference of Series A-2 Preferred Stock pursuant to Section 10.13 of the Master Transaction Agreement.  The 164,080,068 Shares that would be issued to the Reporting Persons upon conversion of $123,060,051 of the Company's Series B Convertible Subordinated Debt beneficially owned by the Purchaser identified in clause (iii) of this footnote 1 includes (x) 133,333,333 Shares that would be issued to the Reporting Persons upon conversion of $100 million of the Company’s Series B Convertible Subordinated Debt purchased by the Reporting Persons on May 4, 2007; (y) 20,000,000 Shares that would be issued upon conversion of $15 million of the Company’s Series B Convertible Subordinated Debt purchased by the Reporting Persons on August 21, 2007; and (z) 10,746,735 Shares that would be issued upon conversion of $8,060,051 of the Company’s Series B Convertible Subordinated Debt issued to the Reporting Persons in the Contingent Exchange on August 21, 2007.

Based on information reported by the NBCU Entities, National Broadcasting Company Holding, Inc. and General Electric Company in Amendment No. 12 to the Schedule 13D filed with the Securities and Exchange Commission on August 23, 2007, NBC Palm Beach I holds 25,000 shares of 11% Series B Preferred Stock, 9337.8627 shares of Series D Convertible Preferred and 3,107 shares of Series E-1 Convertible Preferred and NBCU owns $31,621,373 in face value of Series B Convertible Subordinated Debt which, in the aggregate, are convertible into 541,426,667 Shares.  If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own an aggregate of 1,215,457,570 Shares.  However, the Reporting Persons expressly disclaim  beneficial ownership of the shares of 11% Series B Preferred Stock, Series D Convertible Preferred and Series E-1 Convertible Preferred and the Series B Convertible Subordinated Debt owned by any of the NBCU Entities.

2      The denominator used in calculating this percentage is 680,556,845 which is the sum of (i) 66,746,520 outstanding Shares as of November 8, 2007 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the Securities and Exchange Commission on November 13, 2007) and (ii) 613,810,325 Shares that would be issued upon conversion of the securities disclosed in footnote 1 items (iii) through (vi) of this Schedule 13D.  If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own approximately 99.5% of the Shares.  However, the Reporting Persons expressly disclaim beneficial ownership of the shares of 11% Series B Preferred Stock, Series D Convertible Preferred, and Series E-1 Convertible Preferred and the Series B Convertible Subordinated Debt owned by any of the NBCU Entities.

SCHEDULE 13D

CUSIP No. 46205A103	Page 3 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 674,030,903[3]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 674,030,903[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0%[4]
14	TYPE OF REPORTING PERSON PN; IA

3    See footnote 1 above.

4    See footnote 2 above.

SCHEDULE 13D

CUSIP No. 46205A103	Page 4 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 674,030,903[5]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 674,030,903[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0%[6]
14	TYPE OF REPORTING PERSON OO; HC

5    See footnote 1 above.

6    See footnote 2 above.

SCHEDULE 13D

CUSIP No. 46205A103	Page 5 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 674,030,903[7]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 674,030,903[7]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0%[8]
14	TYPE OF REPORTING PERSON IN; HC

7    See footnote 1 above.

8    See footnote 2 above.

    This Amendment No. 17 to Schedule 13D (“Amendment No. 17”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 23, 2007 (“Amendment No. 1”), Amendment No. 2 filed on March 15, 2007 (“Amendment No. 2”), Amendment No. 3 filed on March 30, 2007 (“Amendment No. 3”), Amendment No. 4 filed on April 10, 2007 (“Amendment No. 4”), and Amendment No. 5 filed on April 12, 2007 (“Amendment No. 5”), Amendment No. 6 filed on April 30, 2007 (“Amendment No. 6”), Amendment No. 7 filed under cover of Schedule TO on May 8, 2007 (“Amendment No. 7”), Amendment No. 8 filed under cover of Schedule TO on May 10, 2007 (“Amendment No. 8”), Amendment No. 9 filed under cover of Schedule TO on May 14, 2007 (“Amendment No. 9”), Amendment No. 10 filed under cover of Schedule TO on June 5, 2007 (“Amendment No. 10”), Amendment No. 11 filed under cover of Schedule TO on June 8, 2007 (“Amendment No. 11”), Amendment No. 12 filed under cover of Schedule TO on June 18, 2007 (“Amendment No. 12”), Amendment No. 13 filed on June 22, 2007 (“Amendment No. 13”), Amendment No. 14 filed on July 31, 2007 (“Amendment No. 14”), Amendment No. 15 filed on August 23, 2007 (“Amendment No. 15”), and Amendment No. 16 filed on January 4, 2008 (“Amendment No. 16” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15,  the “Schedule 13D”), by CIG Media LLC, a Delaware limited liability company (“CM”), Citadel Limited Partnership, a Delaware limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), and Kenneth Griffin, a natural person (“Griffin” and, together with CM, CLP and CIG, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  As specifically amended and supplemented by this Amendment No. 17, the Schedule 13D shall remain in full force and effect.

ITEM 3.     Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

The aggregate purchase price for the 15,455,062 shares of Class A Common Stock and the 8,311,639 shares of Class B Common Stock acquired by CM upon the Call Closing (as defined in the Call Agreement) on January 8, 2008 is $6,274,140.81.  When CM exercised the Call Right on May 7, 2007, The Bank of New York (the “Escrow Agent”) released to the Paxson Stockholders the escrow amount of $3,863,765.50, which had been placed in escrow by NBCU, representing the exercise price of the Call Right with respect to the 15,455,062 shares of Class A Common Stock.  Upon the Call Closing on January 8, 2008, CM paid $2,410,375.31 for the shares of Class B Common Stock. The source of funding for the purchase of such shares of Class B Common Stock was the general working capital of CM.

ITEM 4.              Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

On January 8, 2008, the Call Closing occurred.  At the Call Closing, CM acquired 15,455,062 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock, and CM delivered $2,410,375.31 to the Paxson Stockholders.

Effective upon the Call Closing, the New Stockholders Agreement (as defined in the Master Transaction Agreement) became effective, including the governance provisions thereof.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

ITEM 5.              Interests in Securities of the Issuer.

Item 5 of the Schedule 13D, Item 5 is hereby amended by replacing paragraphs (a), (b) and (c) of Item 5 in their entirety with the following:

(a)	Number of Shares	Percentage of Shares
	674,030,903[9]	99.0%[10]

    By virtue of the transactions described in Item 4 of this Schedule 13D, NBCU and the Reporting Persons may be deemed to be a group for purposes of Section 13(d) of the Exchange Act.  However, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is a beneficial owner of any shares of equity securities owned by NBCU for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 674,030,903[11]

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 674,030,903[12]

The power to vote or to direct the vote or to dispose or direct the disposition of the 674,030,903 shares of the Class A Common Stock reported herein is shared among the Reporting Persons.

By virtue of the transactions described in Item 4 of this Schedule 13D, NBCU and the Reporting Persons may be deemed to be a group for purposes of Section 13(d) of the Exchange Act.  However, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons has the sole or shared power to vote or direct the vote or dispose or direct the disposition of any shares of equity securities owned by NBCU for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such sole or shared power to vote or direct the vote or dispose or direct the disposition of such shares of equity securities is expressly disclaimed.

Except as disclosed in Item 4 hereof, none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Shares during the past 60 days.

9     The aggregate number of Shares that the Reporting Persons may be deemed to beneficially own is the sum of the following: (i) 60,220,578 Shares beneficially owned by the Reporting Persons; (ii) 8,311,639 Shares that would be issued to the Reporting Persons upon conversion of the 8,311,639 shares of Class B Common Stock beneficially owned by the Purchaser; (iii) 164,080,068 Shares that would be issued to the Reporting Persons upon conversion of $123,060,051 of the Company's Series B Convertible Subordinated Debt beneficially owned by the Purchaser; (iv) 100,000,000 Shares that would be issued to the Purchaser upon exercise of the Warrant; (v) 224,719,101 Shares that would be issued to the Reporting Persons upon conversion of the $200,000,000 stated liquidation value of Series E-2 Convertible Preferred that the Reporting Persons received pursuant to Section 10.11 of the Master Transaction Agreement; and (vi) 116,699,517 Shares that would be issued to the Purchaser upon conversion of the $87,524,638 aggregate stated liquidation preference of Series C Convertible Preferred that the Purchaser is entitled to receive upon exchange of its $87,524,638 aggregate stated liquidation preference of Series A-2 Preferred Stock pursuant to Section 10.13 of the Master Transaction Agreement.  The 164,080,068 Shares that would be issued to the Reporting Persons upon conversion of $123,060,051 of the Company's Series B Convertible Subordinated Debt beneficially owned by the Purchaser identified in clause (iii) of this footnote 9 includes (x) 133,333,333 Shares that would be issued to the Reporting Persons upon conversion of $100 million of the Company’s Series B Convertible Subordinated Debt purchased by the Reporting Persons on May 4, 2007; (y) 20,000,000 Shares that would be issued upon conversion of $15 million of the Company’s Series B Convertible Subordinated Debt purchased by the Reporting Persons on August 21, 2007; and (z) 10,746,735 Shares that would be issued upon conversion of $8,060,051 of the Company’s Series B Convertible Subordinated Debt issued to the Reporting Persons in the Contingent Exchange on August 21, 2007.

Based on information reported by the NBCU Entities, National Broadcasting Company Holding, Inc. and General Electric Company in Amendment No. 12 to the Schedule 13D filed with the Securities and Exchange Commission on August 23, 2007, NBC Palm Beach I holds 25,000 shares of 11% Series B Preferred Stock, 9337.8627 shares of Series D Convertible Preferred and 3,107 shares of Series E-1 Convertible Preferred and NBCU owns $31,621,373 in face value of Series B Convertible Subordinated Debt which, in the aggregate, are convertible into 541,426,667 Shares.  If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own an aggregate of 1,215,457,570 Shares.  However, the Reporting Persons expressly disclaim beneficial ownership of the shares of 11% Series B Preferred Stock, Series D Convertible Preferred and Series E-1 Convertible Preferred and the Series B Convertible Subordinated Debt owned by any of the NBCU Entities.

10            The denominator used in calculating this percentage is 680,556,845 which is the sum of (i) 66,746,520 outstanding Shares as of November 8, 2007 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the Securities and Exchange Commission on November 13, 2007) and (ii) 613,810,325 Shares that would be issued upon conversion of the securities disclosed in footnote 1 items (ii) through (vi) of this Schedule 13D.  If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own approximately 99.5% of the Shares.  However, the Reporting Persons expressly disclaim beneficial ownership of the shares of 11% Series B Preferred Stock, Series D Convertible Preferred, and Series E-1 Convertible Preferred and the Series B Convertible Subordinated Debt owned by any of the NBCU Entities.

11	See footnote 9 above.

12	See footnote 9 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2008

CIG MEDIA LLC		KENNETH GRIFFIN
By:	Citadel Limited Partnership,
its Portfolio Manager

By:	Citadel Investment Group, L.L.C.,	By:	/s/ Matthew Hinerfeld
	its General Partner		Matthew Hinerfeld, attorney-in-fact*

By:	/s/ Matthew Hinerfeld
Matthew Hinerfeld, Managing
Director and Deputy General Counsel
CITADEL INVESTMENT GROUP, L.L.C.

CITADEL LIMITED PARTNERSHIP
By:	Citadel Investment Group, L.L.C.,
	its General Partner	By:	/s/ Matthew Hinerfeld
Matthew Hinerfeld, Managing
Director and Deputy General Counsel
By:	/s/ Matthew Hinerfeld
Matthew Hinerfeld, Managing
Director and Deputy General Counsel

* Matthew Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.